                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A
                                 Amendment No. 1

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                 USF CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                        36-3790696
--------------------------------------------------------------------------------
(State of incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)

8550 W. Bryn Mawr Avenue, Suite 700, Chicago, Illinois              60631
------------------------------------------------------           ----------
(Address of principal executive offices)                         (Zip Code)

If this form relates to the registration of                    If this Form relates to the registration of
a class of securities pursuant to Section                      a class of securities pursuant to Section
12(b) of the Exchange Act and is effective                     12(g) of the Exchange Act and is effective
pursuant to General Instruction A.(c), check                   pursuant to General Instruction A.(d), check
the following box. [ ]                                         the following box. [X]

Securities Act registration statement file number to which this form relates:
_______ (if applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                    Name of each exchange on which
         To be so registered                    each class is to be registered
         -------------------                    ------------------------------
               None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
        -----------------------------------------------------------------
                                (Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

         On February 4, 1994, the Board of Directors of USF Corporation, then named TNT Freightways Corporation (the "Registrant"), declared a dividend distribution of one Right (as defined below) for each outstanding share of the Registrant's common stock, par value $.01 per share (the "Common Shares"), and subsequently issued one Right with each newly issued Common Share. The description and terms of the Rights were set forth in a Rights Agreement dated as of February 4, 1994 (the "Original Rights Agreement") between the Registrant and the Rights Agent specified therein. Effective January 30, 2004, the Original Rights Agreement was amended and restated by action of the Board of Directors of the Registrant to extend the term and otherwise revise the provisions governing the Rights. The Amended and Restated Rights Agreement is referred to below as the "Rights Agreement" or the "Rights Plan".

         The summary description of the Rights set out below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

         Each Right entitles the registered holder to purchase from the Registrant one (1) one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share ("Preferred Stock") at a price of $140 per one-hundredth (1/100) of a share (the "Purchase Price"), subject to adjustment.

         Until the "Distribution Date" (as defined below), the Rights will be evidenced by the Common Share certificates. The "Distribution Date" means the first to occur of (i) ten (10) business days following the time (the "Stock Acquisition Date") of a public announcement or notice to the Registrant that a person or group of affiliated or associated persons (an "Acquiring Person" except that the term "Acquiring Person" shall not include the Registrant, any subsidiary of the Registrant, certain passive institutional investors or any person who acquires beneficial ownership of the Common Shares in a Permitted Transaction (as such term is described below)) has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of 15% or more of the outstanding Common Shares of the Registrant, or (ii) fifteen
(15) business days, or such later date as may be determined by the Board of Directors of the Registrant, after the date of the commencement of or announcement by any person of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by any person or group of 20% or more of the outstanding Common Shares.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or new issuance of the Registrant's Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Registrant's Common Share certificates will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Registrant's Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will then evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The rights will expire on January 31, 2014 the (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed by the Registrant, in each case as described below.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the fixing of a record date for the issuance to holders of Preferred Stock of certain rights, options or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of shares of Preferred Stock or (iii) upon the fixing of a record date for the making of a distribution to holders of shares of Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above). The number of Rights and number of shares of Preferred Stock issuable upon the exercise of such Rights are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Shares prior to the Distribution Date.

         In the event that after the Stock Acquisition Date the Registrant is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power are sold or otherwise transferred, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company which at the time of such transaction has a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. In the event that the Registrant is the surviving corporation of a merger and its Common Stock is changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of Common Shares of the other party to the transaction having a market value of two times the exercise price of the Right.

         In the event that a person or group becomes the beneficial owner of 20% or more of the outstanding Common Shares (unless the event in which such person acquired 20% or more of the outstanding Common Shares is a Permitted Transaction (as such term is described below)), then proper provision shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive upon exercise that number of Common Shares having a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. A person will not be an Acquiring Person if the Board of Directors of the Registrant determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

         For the purposes of the Rights Agreement, a Permitted Transaction is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 50% or more of the outstanding Common Shares and which was approved by the Board of Directors prior to the execution of the agreement or the public announcement of the offer.

         In the event that the Registrant is acquired in a merger or other business combination transaction (other than with a subsidiary of the Registrant), or 50% or more of its consolidated assets or earning power are sold, unless such event is a Permitted Transaction, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu of such fractional shares an adjustment in cash will be made based on the market price of the Common Shares or Preferred Stock on the last trading day prior to the date of exercise.

         At any time prior to the tenth (10th) business day following an Acquiring Person's acquisition of 15% or more of the outstanding Common Shares, a majority of the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). In addition, a majority of the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Without limiting the generality of the foregoing, the Board of Directors of the Registrant has adopted resolutions related to the Rights Plan, providing as follows:

            1. The Board has undertaken, so long as the Rights remain outstanding, to maintain its majority of independent directors.

            2. The Board has delegated to its Nominating and Corporate Governance Committee (the "Committee"), composed entirely of independent directors, authority to review the Rights Plan and recommend modifications to the Rights Plan or redemption of the Rights. The Committee may conduct such a review and make recommendations whenever it deems appropriate, but shall do so at least every three (3) years.

            3. Upon each review, the Committee shall determine whether the Rights Plan continues to be in the best interests of the Registrant and its Stockholders. If not, the Committee will present its findings and recommendations to the full Board of Directors.

            4. In conducting its review, and developing any recommendations, the Committee is authorized to set its own agenda and to consider and investigate any and all information that it deems relevant, including but not limited to: (i) stockholder opinions about the Rights Plan; (ii) the tangible and intangible assets and business opportunities and prospects of the Registrant; (iii) market valuations of the Registrant's Common Shares; (iv) relative valuations of comparable enterprises; (v) developments in the law and prevailing practices relating to rights plans since the last review or modification to the Rights Plan; (vi) the relevant markets for mergers, acquisitions, buy-out financing and corporate restructuring; and (vii) relevant academic studies and theories.

            5. Further, in connection with its reviews, the Committee is authorized to retain legal counsel, investment bankers and other advisors as it deems appropriate.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Common Stock of the Registrant, the Board of Directors of the Registrant may exchange Common Shares of the Registrant at an exchange ratio of one Common Share per Right (subject to adjustment) for the Rights in whole or in part (other than Rights beneficially owned by such person which have become void).

         Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $10.00 per year, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on a share of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $10.00 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment to be made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In addition, if dividends on the Preferred Stock are in arrears for four consecutive quarterly payment periods, the holders of the Preferred Stock will have the right, voting as a class, to elect two members of the Board of Directors. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by antidilution provisions.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

         The terms of the Rights may be amended by a majority of the Board of Directors of the Registrant without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the Distribution Date no such amendment may adversely affect the economic interests of the holders of the Rights.

         A copy of the Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Registrant upon written request from a holder of Rights.


Item 2.  Exhibits

         4.1. Amended and Restated Rights Agreement dated as of January 30, 2004 between USF Corporation f/k/a TNT Freightways Corporation and ComputerShare Investor Services, LLC, as Rights Agent

SIGNATURES


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           USF CORPORATION



                                           By: /s/ Richard C. Pagano
                                               --------------------------------
                                               Senior Vice President, General
                                               Counsel and Secretary
Dated:  January 30, 2004